EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

						Quarter	Quarter
						ended	ended
	Year Ended December 31,					April 4,	July 4,
(in thousands, except ratios)	2004	2005	2006	2007	2008	2009	2009
		(Restated)
Net loss before income taxes	($16,643)	($14,394)	($27,674)	($22,889)	($18,858)	($1,608)	($67)

Add: Fixed charges	211	801	2,579	2,780	3,178	787	772

Total earnings (loss)	($16,432)	($13,593)	($25,095)	($20,109)	($15,680)	($821)	$705

Fixed charges:
Interest expense	$102	$661	$2,394	$2,542	$2,923	$724	$709
Estimated rent interest expense	109	140	185	238	255	63	63

Total fixed charges	$211	$801	$2,579	$2,780	$3,178	$787	$772

Ratio of earnings to fixed charges	—	—	—	—	—	—	0.91

Deficiency of earnings available to cover fixed charges	($16,643)	($14,394)	($27,674)	($22,889)	($18,858)	($1,608)	—